                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-1
                    -----------------------------------------

                                 AMENDMENT NO. 1
                                       TO
                                   APPLICATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ----------------------------------------------------

                               The AES Corporation
                             1001 North 19th Street
                               Arlington, VA 22209

               (Name of company filing this statement and address
                        of principal executive offices)
       ------------------------------------------------------------------

                                      None
                     (Name of top registered holding company
                     parent of each applicant or declarant)
                        ---------------------------------

                               William R. Luraschi
                          General Counsel and Secretary
                               The AES Corporation
                             1001 North 19th Street
                               Arlington, VA 22209

                     (Name and address of agent for service)
                       ----------------------------------
                 The Commission is also requested to send copies
                  of any communications in connection with this
                                   matter to:

                             Clifford M. Naeve, Esq.
                             Judith A. Center, Esq.
                             Kathleen A. Foudy, Esq.
                   Skadden, Arps, Slate, Meagher & Flom L.L.P.
                           1440 New York Avenue, N.W.
                             Washington, D.C. 20005

              APPLICATION FOR EXEMPTION FROM THE PROVISIONS OF THE
             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 PURSUANT TO
                                 SECTION 3(a)(5)

THE APPLICATION PREVIOUSLY FILED IN THIS PROCEEDING IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS FOLLOWS:

                 INTRODUCTION AND REQUEST FOR COMMISSION ACTION

          The AES Corporation ("AES") hereby applies for an order from the United States Securities and Exchange Commission (the "Commission") to the effect that upon consummation of the merger transaction described in Item 1 below, the resulting public utility holding company, and every subsidiary company thereof as such, will be exempt from the provisions of the Public Utility Holding Company Act of 1935, as amended ("PUHCA" or "the Act"), other than Section 9(a)(2), pursuant to Section 3(a)(5) of the Act.1


ITEM 1.   DESCRIPTION OF THE TRANSACTION

     A.   SUMMARY OF THE TRANSACTION

          Pursuant to a Merger Agreement dated November 22, 1998 between AES and CILCORP Inc. ("CILCORP"), Midwest Energy, Inc., an Illinois corporation and wholly-owned subsidiary of AES, will be merged with and into CILCORP, with CILCORP as the surviving corporation (the "Transaction"). As a result of the Transaction, each outstanding share of common stock of CILCORP ("CILCORP Shares") and each associated purchase right under the Rights Agreement, dated as of October 29, 1996, between Continental Stock Transfer and Trust Company and CILCORP will be converted into the right to receive $65.00 (subject to adjustment as described in the Merger Agreement) in cash, without interest. The Merger Agreement is attached to this Application as Exhibit B-1.

          Following the Transaction, CILCORP will be a first-tier, direct subsidiary of AES, and CILCORP's subsidiaries will maintain their current structure as direct or indirect subsidiaries, as the case may be, of CILCORP. In addition, CILCORP will continue to be an Illinois corporation with its principal

---------------

1 Some AES subsidiaries also will continue to be exempt from the Act as exempt wholesale generators ("EWGs"), pursuant to Section 32 of the Act, as foreign utility companies ("FUCOs"), pursuant to Section 33 of the Act, or as qualifying facilities ("QFs"), pursuant to Section 210(e) of the Public Utility Regulatory Policies Act of 1978, and the implementing rules of the Federal Energy Regulatory Commission.

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executive offices in Peoria, Illinois and AES will continue to be a Delaware corporation with its principal executive offices in Arlington, Virginia.

          The merger will provide important benefits to CILCORP's utility customers and shareholders. AES's international and diversified experience in competitive power markets will provide CILCORP's public utility subsidiary, Central Illinois Light Company ("CILCO"), the resources necessary to provide quality customer services in a deregulated environment. Pursuant to the Electric Service Customer Choice and Rate Relief Law of 1997, which was enacted in Illinois in December 1997 and becomes effective in October 1999, industrial and commercial customers will be able to choose their own retail electric power providers. Residential customers will have the same choice sometime thereafter, ultimately leading to open choice for all Illinois electricity customers by mid-year 2002. This deregulation will result in direct competition for customers and will create demand for a broader range of services at competitive prices. AES's worldwide experience and management resources, coupled with CILCORP's utility expertise in Illinois, will facilitate enhanced customer services at competitive prices.

          The Merger Agreement is subject to the approval of CILCORP's shareholders and was approved at a special meeting of CILCORP shareholders held on May 20, 1999. The Merger also is subject to approval by the Federal Energy Regulatory Commission ("FERC"). An application for such approval was filed with the FERC on February 19, 1999. See Exhibit D-2. The Merger also is subject to the notification and reporting requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"). On February 22, 1999, the Federal Trade Commission granted early termination of the HSR Act waiting period.

          In addition, CILCO provided notice to the Illinois Commerce Commission ("ICC") pursuant to Section 16-111(g) of the Illinois Public Utilities Act regarding the Transaction, and filed a petition with the ICC for an order finding that the ICC has no pre-approval jurisdiction over the Transaction, or, in the alternative, for an order approving the Transaction with respect to CILCO's gas operations.2 See Exhibit D-1. After the filing of its petition, CILCO withdrew its request that the ICC make a ruling on the jurisdictional issue. The ICC held an evidentiary hearing on February 5, 1999 and issued an order approving the Transaction with respect to CILCO's gas operations on March 10, 1999. See Exhibit K-17. CILCO also requested that the ICC issue a state commission certification in accordance with the requirements of Section 33(a)(2)

---------------

2 Pursuant to the Illinois Public Utilities Act, the ICC does not have preapproval jurisdiction over the Transaction with respect to CILCO's electric operations. Illinois restructuring legislation removed ICC authority over the sale or other transfer of electric assets to affiliated or unaffiliated entities until January 1, 2005.

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of the Act. The ICC issued such certification by letter to the Commission dated
March 10, 1999. See Exhibit K-18.3

          Upon consummation of the Transaction, AES will own CILCORP, an intrastate exempt holding company under Section 3(a)(1) of the Act, and its direct and indirect subsidiaries, including CILCO, a utility subsidiary principally engaged in the generation, transmission, distribution and sale of electric energy, and the purchase, distribution, transportation and sale of natural gas in central and east-central Illinois. After giving effect to the Transaction, CILCORP will remain predominantly an intrastate holding company that will not derive any material part of its income from an out-of-state utility subsidiary. Accordingly, CILCORP will continue to claim an exemption from registration under PUHCA pursuant to Section 3(a)(1) and Rule 2. For the reasons set forth herein, AES will qualify for an exemption from registration under Section 3(a)(5) of the Act.

     B.   DESCRIPTION OF PARTIES TO THE TRANSACTION

          1.   AES CORPORATION

          AES, incorporated in Delaware, is a United States-based multinational electric power generation and energy distribution company, with operations in 16 countries worldwide. AES is engaged principally in the development, ownership, and operation of electric generating plants and electric and gas distribution companies, all of which either are (or are owned by) EWGs, FUCOs or QFs. Revenues from electric generation and distribution activities accounted for over 95 percent of revenues in 1997 and again in 1998. Other activities include the sale of steam and other commodities related to AES's cogeneration operations, as well as operational, construction and project development services, and gas and power marketing.4 AES currently is not a holding company subject to the provisions of the Act because none of its subsidiaries is a public utility company as defined by the Act. Exhibit K-2 lists all AES subsidiaries and their respective jurisdictions of organization.

          AES has grown since its founding in 1981 to become one of the largest, if not the largest, global electricity suppliers. AES currently owns and/or

---------------

3    The Transaction is not subject to pre-approval by this Commission under
     Section 9(a)(2) of the Act, since AES will acquire and own only one PUHCA-jurisdictional public utility company upon consummation of the Transaction. See Coral Petroleum, Inc., Rel. No. 35-21, 632 (1980).

4 AES Power, a wholly owned subsidiary of AES active in power marketing, generated less than 1 percent of AES's1998 net income. In addition, CEMIG, in which AES has a minority investment, has operated a small gas distribu tion company, Gasmig, since 1995.

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operates (entirely or in part) a diverse international portfolio of electric power plants with a total capacity of 26,466 megawatts ("MW"), including plants that are part of distribution companies in which AES has an interest. Of that total, 6,449 MW (fifteen plants) are located in the United States, 1,818 MW (five plants) are in the United Kingdom, 885 MW (six plants) are in Argentina, 817 MW (eight plants) are in China, 1,281 MW (three plants) are in Hungary, 6,456 MW (41 plants) are in Brazil, 5,384 MW (seven plants) are in Kazakhstan, 210 MW (one plant) are in the Dominican Republic, 110 MW (one plant) are in Canada, 695 MW (two plants) are in Pakistan, 1,254 MW (three plants) are in Australia, 405 MW (one plant) are in the Netherlands, 420 MW (one plant) are in India and 282 MW (two plants) are in Panama. 20,017 MW of this generating capacity is located outside the United States.5

          As noted above, AES also owns partial interests (both majority and minority) in companies that distribute and sell electricity directly to commercial, industrial, governmental, and residential customers. AES has majority ownership in three distribution companies in Argentina, one in Brazil, one in the country of Georgia, one in Kazakhstan, and one in El Salvador, and less than majority ownership in three additional distribution companies in Brazil. AES also recently acquired the right to purchase a 50 percent interest in a distribution company in the Dominican Republic, and expects to close on the purchase soon. These eleven companies serve a total of approximately 13.6 million foreign customers with sales of nearly 107,000 gigawatt-hours. On a net equity basis, AES's ownership in these companies will represent approximately
3.6 million foreign customers and sales of approximately 28,000 gigawatt-hours. Pending increases in AES's ownership in two Brazilian distribution companies will raise the company's net equity share to approximately 3.7 million foreign customers and approximately 29,000 gigawatt-hours.

          In addition to power generation and distribution, AES owns and operates the Lyukobanya Coal Mine in Hungary. The mine has an output of approximately one million tons per year of brown coal and is the sole supplier of AES Borsod.

          AES has grown rapidly throughout this decade. In 1990, the year before it went public, AES had total assets of $1.1 billion, revenues of $190.2 million and net income of $15.5 million.6 By the end of 1997, total assets grew by approximately 700 percent to $8.9 billion, revenues grew by approximately 640 percent to $1.4 billion, and net income grew by nearly 1,100 percent to $185 million. From the end of 1997 to the end of 1998, AES's total assets expanded 21 percent to $10.8 billion, revenues rose 71 percent to $2.4 billion and net income grew 68 percent to $311 million. In the eight year period between year-end 1990 and 1998, AES's growth in total assets, revenues and net income were 882 percent, 1,162 percent and 1,906 percent, respectively.

---------------

5 On a net equity basis, i.e., actual ownership interest, AES has 17,618 MW of capacity, of which 11,194 MW is foreign-based.

6    Determined in accordance with Generally Accepted Accounting Principles
     ("GAAP").

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          AES has continued its growth in 1999. Thus far in 1999, AES has acquired or achieved commercial operations for two power plants totaling 282 megawatts ("MW") in Panama, a 420 MW plant in India and three power plants totaling 1,254 MW in Australia. The company also recently completed financing for the purchase of six power plants totaling 1,424 MW in New York.7 In 1999, AES also expects to achieve financial closing on its acquisition of the four electric generating plants of CILCO (1,152 MW). Also in 1999, AES is expected to complete construction of and begin operating a 180 MW coal-fired plant in the United States. Combining the 101 power plants currently in operation, planned for acquisition in 1999 or projected to begin operations in 1999, AES is expected to have a minimum of 27,798 MW of generating capacity by the end of the current calendar year.8 As a result, the power generation capacity of companies in which AES has an interest will have grown by 3,027 percent in 8 years.9 10

          The growth of AES's distribution business also has been fast-paced. In 1996, AES purchased its first interests in a distribution company. By the end of 1998, companies in which AES had an interest served approximately 13 million customers and sold over 102,000 gigawatt-hours of power.11 Thus far in 1999, AES has acquired 75 percent of a distribution company serving 370,000 customers in the country of Georgia and rights to purchase 50 percent of an electric distribution company serving approximately 270,000 customers in the Dominican Republic. In addition, AES recently acquired the right to increase its ownership stakes in its Brazilian distribution companies, Light and Metropolitana, by 27 percent and 30 percent, respectively, and expects to acquire such additional ownership during 1999.

          AES's market capitalization has mirrored its growth over the decade. AES's public offering in 1991 valued the company at $750 million. At present, AES's market capitalization has risen to approximately $10 billion, an increase of 1,233 percent in approximately 8 years.

---------------

7 These generating assets of New York State Electric and Gas Corporation ("NYSEG") will be owned by a wholly-owned subsidiary of AES that has EWG status.

8 Of this 27,798 MW, 20,017 MW will be foreign. On a net equity basis, AES is expected to have a generating capacity of 18,950 MW at year-end 1999; 11,194 MW of which will be foreign.

9 This projection conservatively assumes AES growth only from AES projects under development which are expected to be operational in this period and from existing projects which AES already has committed to acquire during this period.

10   2,093 percent on a net equity basis.

11 Approximately 3.1 million customers and 25,000 gigawatt-hours on a net equity basis.

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          Exhibit K-3 lists the AES subsidiary companies which own generation facilities currently in operation, and also includes company operating locations, power generation capacities, AES net equity interests, and the regulatory status of the companies and/or generating facilities (i.e., whether QF, EWG, or FUCO). Exhibit K-3 also lists the distribution companies in which AES owns an interest, including location, regulatory status and the nature of AES's interest. Exhibit K-4 depicts the locations of AES's current and prospective generation and distribution businesses worldwide.

          2.   CILCORP

          CILCORP was incorporated as a utility holding company in the State of Illinois in 1985. CILCORP is the parent of four first-tier subsidiaries: CILCO, QST Enterprises Inc. ("QST"), CILCORP Investment Management Inc. ("CIM"), and CILCORP Ventures Inc. ("CVI"). The consolidated assets, revenues and net income of CILCORP for the year ending December 31, 1997 were $1.335 billion, $558 million and $16.4 million, respectively. For 1998, CILCORP's consolidated assets, revenues and net income were $1.313 billion, $559 million and $16.3 million, respectively. CILCORP is exempt from the provisions of PUHCA (except for Section 9(a)(2)) under Section 3(a)(1) pursuant to Rule 2.

          CILCO, the primary business subsidiary of CILCORP, is an electric and gas utility engaged in the generation, transmission, distribution, and sale of electric energy in an area of approximately 3,700 square miles in central and east-central Illinois, and the purchase, distribution, transportation and retail sale of natural gas in an area of approximately 4,500 square miles in central and east-central Illinois. As of December 31, 1998, CILCO served approximately 253,000 customers; approximately 189,000 retail electric customers and approximately 197,000 gas customers, including 837 industrial, commercial and residential gas transportation customers that purchase gas directly from suppliers for transportation through CILCO's system. At the end of 1997, the electric utility assets of CILCO were $723.8 million and the gas utility assets were $290.5 million. At the end of 1998, the electric utility assets of CILCO were $729.1 million and the gas utility assets were $286.2 million. In 1997, CILCO earned $338.1 million in electric utility revenues (62 percent of total operating revenue) and $208.8 million in gas utility revenues (38 percent of total operating revenue). In 1998, CILCO earned $360.0 million in electric utility revenues (68 percent of total operating revenue) and $172.3 million in gas utility revenues (32 percent of total operating revenue). CILCO owns and operates two steam-electric generating plants, one cogeneration plant and two combustion turbine-generators. These facilities had an available summer capability of 1,152 megawatts in 1998. At the end of 1998, CILCO's transmission system included approximately 285 circuit miles operating at 138,000 volts, 48 circuit miles operating at 345,000 volts and 16 principal substations with an installed capacity of 2,150,000 kilovolt-amperes. In 1998, the system peak demand was 1,195 megawatts for electric activities and the peak day natural gas send-out was 327,328 million cubic feet. CILCO had total assets, operating revenues and net income of $1.023 billion, $546.9 million and $50.3 million, respectively, for the year ending December 31, 1997. At the end of 1998, CILCO had total assets, operating revenues and net income of $1.024 billion, $532.3 million and $41 million, respectively.

          CILCO has two wholly-owned subsidiaries, CILCO Exploration and Development Company ("CEDCO") and CILCO Energy Corporation ("CECO"). CEDCO was formed to engage in the exploration and development of gas, oil, coal, and other mineral resources.

          QST was formed in December 1995 to facilitate CILCORP's expansion into non-regulated energy and related services businesses. QST has three wholly-owned first-tier subsidiaries: QST Energy, Inc. ("QST Energy"), CILCORP Infraservices, Inc. ("CII") and QST Environmental, Inc. ("QST Environmental"). QST Energy has one wholly-owned subsidiary: QST Energy Trading Inc. ("QST Trading"). QST Environmental has six active wholly-owned subsidiaries: Keck Instruments, Inc., QST Architectural Services, Inc., National Professional Casualty Co., Chemrox, Inc., Environmental Staffing Solutions, Inc., and ESE Land Corporation. QST Environmental also holds interests in ESE, Inc. and ESE New York, P.C.

          QST provides non-regulated energy and energy-related services to retail and wholesale customers through QST Energy, which began operations in 1996. QST Energy competed against marketers, brokers and utility affiliates to market and provide energy and related services to customers of utilities and other energy providers who have the ability to choose a supplier. QST Trading was a wholesale natural gas and electric power marketer which purchased, sold, and brokered energy and capacity at market-based rates to other marketers, including QST Energy, utilities and other customers. In June of 1998, CILCORP announced that it was reevaluating its strategy for QST Energy, and indicated that the company would focus on opportunities for profitable growth in Illinois, de-emphasizing energy trading activities at QST. After further consideration, CILCORP decided to wind down the operations of QST Energy and QST Trading, except to the extent required to fulfill commitments to existing customers and counterparties. Once these commitments are fulfilled, the operations of QST Energy and QST Trading will be completely wound down.

          QST Environmental is an environmental consulting and engineering firm serving governmental, industrial and commercial customers. In late 1998, CILCORP decided to sell QST Environmental and expects that the sale will be completed before the end of June 1999. In August of 1998, QST completed the sale of QST Communications Inc., formerly a wholly-owned QST subsidiary which provides telecommunications services.

          As a result of the winding down and sale of various QST operations, CILCORP is reporting the results of QST and certain of its subsidiaries as discontinued operations. For the year ending December 31, 1998, QST had total assets and a net loss of $121.6 million and $21.9 million, respectively.

          CII provides utility operation and maintenance services. CII currently serves one customer in central Illinois.

          CIM invests in a diversified portfolio of long-term financial investments which currently include leveraged leases, energy-related projects and affordable residential housing. CIM has four wholly-owned subsidiaries:
CILCORP Lease Management, Inc., CIM Leasing, Inc., CIM Air Leasing, Inc., and CIM Energy Investments, Inc. For the year ending December 31, 1998, CIM had total assets, revenues and net income of $162.5 million, $11.1 million and $4.3 million, respectively.

          CVI primarily invests in ventures in energy-related products and services. CVI has an 80 percent interest in the Agricultural Research and Development Corporation and has one wholly-owned subsidiary, CILCORP Energy Services Inc., ("CESI"). CESI's primary business is the sale of non-regulated energy services, including non-regulated sales of natural gas. For the year ending December 31, 1998, CVI had total assets, revenues and a net loss of $7.8 million, $13.5 million and $1.4 million, respectively.


ITEM 2.   FEES, COMMISSIONS AND EXPENSES

          The fees, commissions and expenses to be paid or incurred, directly or indirectly, by all parties in connection with the Transaction are estimated to total approximately $28 million.


ITEM 3.   APPLICABLE STATUTORY PROVISION

     SECTION 3(A)(5)

          Under Section 3(a)(5), a holding company and its subsidiaries will be exempt from the provisions of the Act (except for Section 9(a)(2)) if the holding company is not and does not derive any material part of its income from a subsidiary whose principal business within the U.S. is that of a public utility company. As the Commission has noted, the Section 3(a)(5) exemption is meant to be available to a holding company system with foreign operations whose U.S. utility operations "account for no material part of the holding company's income" and are "small in size". Gaz Metropolitain, Inc., Rel. No. 26170 (1994) (quoting and citing Electric Bond and Share Company, Rel. No. 11004, 1952 WL 1058 (1952) ("Electric Bond and Share")). For the reasons set forth below, it is clear that AES will qualify for a Section 3(a)(5) exemption upon completion of the Transaction.

     A.   MATERIALITY OF CILCO INCOME

          In the relatively few cases decided under Section 3(a)(5) where the Commission has addressed the materiality of the U.S. utility subsidiary, the

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Commission has considered the relative size of the U.S. utility subsidiary's operations, expressed as a percentage of the applicant holding company's total operations, based upon a variety of financial yardsticks. See, e.g., Gaz Metropolitain (citing to U.S. utility contributions to holding company total consolidated revenues, net income, and net utility plant); TransCanada Pipelines Limited, Rel. No. 35-25647 (1992)(citing to percentages of holding company total revenues and net assets); Consumers' Gas Company, Rel. No. 35-14956
(1963)(comparing U.S. utility and holding company revenues, net income, and net assets). In considering these various financial measurements, the Commission has not indicated that any given one is entitled to particular deference.

          The Commission similarly has not applied a strict percentage test of materiality under Section 3(a)(5). The Commission has granted Section 3(a)(5) exemptions where the U.S. utility subsidiary represented less than approximately 5 percent of total holding company operations. See, e.g., Gaz Metropolitain; TransCanada Pipelines. The Commission also has indicated that a holding company that derived approximately 46 percent of its total business revenues from a utility subsidiary (in the form of fees for underwriting services) received a material amount of income from such subsidiary. H.M. Byllesby & Company, Rel. No. 1882 (1940). See also Cities Service Company, 8 SEC 318 (1940)(noting in dicta that U.S. utility subsidiary contributions to holding company of approximately 30 percent of gross revenues and 45 percent of net fixed assets would be considered material). See also NIPSCO Industries, Inc., Rel. No. 35-26975 (Feb. 10, 1999) ("NIPSCO") (in the Section 3(a)(1) context, the Commission has emphasized that there is no strict percentage test for assessing materiality under Section 3(a)(1)).

          It should be noted that the Commission Staff has recommended that the Commission adopt a more flexible standard for exemptions under Section 3(a), urging the agency to take into account the ability of affected state commissions to "adequately protect utility consumers against any detriment that might be associated with certain activities of exempt holding companies." The Regulation of Public-Utility Holding Companies (June 1995), pp. 119-120. As explained below, the ICC has such ability here.

          A review of CILCO's contributions to AES's total operations (including CILCORP), from the perspective of a variety of financial indicators, reveals that CILCO's utility activities and assets constitute only a very minor percentage of AES's overall business, a percentage that will become increasingly minor over time, as the size of AES's business continues to grow.12 Set forth below in Table 1 are the percentages, on a pro forma basis for 1996-1998, of gross revenues, net operating revenues13, operating income, net income, and net assets of CILCO, to the total combined gross revenues, net operating revenues, operating income, net income, and net assets of AES as a whole.

---------------

12 In fact, AES expects that CILCO's activities and assets as a percentage of AES's overall business will trend down to below 10 percent within five years.

13 Net operating revenues are gross revenues less cost of purchased gas for retail gas distribution and the cost of fuel for electric generation, for both AES and CILCO.

                             CILCO Contributions To
                    AES/CILCORP Consolidated Holding Company
                       (Proportional Consolidation Basis)
                                      ($MM)

                               1996           1997          1998

GROSS REVENUES*               31.26%         21.24%         12.81%
AES                            1,149          2,045          3,640
CILCO                            524            553            538
CILCORP (excluding CILCO)          3              5             21
AES/CILCORP                    1,676          2,603          4,199

NET OPERATING REVENUES        26.66%         17.75%         10.35%
AES                              891          1,557          3,011
CILCO                            325            337            350
CILCORP (excluding CILCO)          3              5             21
AES/CILCORP                    1,219          1,899          3,382

OPERATING INCOME              21.05%         14.59%          8.54%
AES                              365            608            997
CILCO                             96            103             93
CILCORP (excluding CILCO)         (5)            (5)            (1)
AES/CILCORP                      456            706          1,089

NET INCOME                    27.45%         24.88%         12.54%
AES                              125            185            311
CILCO                             42             50             41
CILCORP (excluding CILCO)        (14)           (34)           (25)
AES/CILCORP                      153            201            327

NET ASSETS                    20.07%          9.12%          7.78%
AES                            3,876          9,883         11,851
CILCO                          1,036          1,023          1,024
CILCORP (excluding CILCO)        250            312            289
AES/CILCORP                    5,162         11,218         13,164

* In calculating the gross revenues percentage, the numerator is equal to the total gross business revenues of CILCO, which include revenues from minor non-utility activities (nearly all of which are from service transactions with CILCORP affiliates). The denominator is comprised of all CILCORP business revenues (including revenues from all CILCO activities and CILCORP non-utility activities) plus all of AES's business revenues.

          The AES data contained in Table 1 is compiled on a proportional consolidation basis rather than in accordance with GAAP. On a proportional consolidation basis, revenues, income and assets are allocated to AES on a pro rata basis in proportion to the ownership percentages held by AES in each of the projects/companies in which it has an equity interest. AES holds a less-than-50 percent equity interest in a number of projects that generate substantial revenues.14 On a proportional consolidation basis, revenues from sales made by these minority-interest investments are included as revenues in statements of operations. On financial statements prepared in accordance with GAAP, on the other hand, returns from minority-interest projects are not reported as revenues, but instead are reported as equity in earnings of affiliates (net of income taxes). Thus, using GAAP-based data here would understate the revenues AES earns from its electric business. The proportional consolidation data provides a more accurate representation of the size of AES's generation and distribution business relative to that of CILCO's business.

          Commission case law provides support for making appropriate adjustments to financial data reported on the basis of prescribed, conventional accounting treatments, where such adjustments would yield a more accurate picture, from a PUHCA perspective, of a company's operations, revenues, or other pertinent criteria. For example, on several occasions, the Commission has considered proportional consolidation data. See, e.g., Northern New England Company, et al., Rel. No. 11711 (February 13, 1953) (1953 SEC LEXIS 875) (applying proportional consolidation approach to re-state and allocate income and balance sheet amounts to reflect ownership percentages) and Sioux City Gas and Electric Company, Rel. No. 9303 (September 8, 1949) (1949 SEC LEXIS 613) (applying proportional consolidation approach to evaluation of dividend coverage ratios). See also Consolidated Cities Light, Power & Traction Company, et al., Rel. No. 4130 (February 23, 1943) (1943 SEC LEXIS 556) (consideration of company's "indirect" sources of income, such as payments by another company of its interest and sinking fund requirements on outstanding debt).

          Moreover, it generally is recognized that proportional accounting is an acceptable approach for accounting for joint ventures in the utility industry. See CCH Accountants SEC Practice Manual P. 4330 "[w]here pro-rata consolidation is a widespread industry practice, as in the case of utilities, it

---------------

14 AES holds majority equity interests in a number of projects/companies. Under GAAP, revenues and income from such projects are included in AES's consolidated financial statements in the same manner as wholly-owned projects. However, the revenue impact of these holdings is far outweighed by the exclusion of minority-owned projects from the calculation of AES's GAAP-based gross revenues.

will continue to be permitted"). Proportional consolidation also has been used historically by the oil and gas industry, where multinational oil companies commonly own fractional interests in oil field production rights and facilities. Proportional consolidation also has been adopted recently by other industries, including some joint ventures in the telecommunication and satellite industries.

          The AES businesses which, for financial reporting purposes, are accounted for using the equity method, are similar to joint venture utility projects that use the proportional consolidation method. Each project is governed by a joint venture agreement, and these joint venture agreements provide for the management of the company, setting of budgets, appointment of directors and transfer of shares. Moreover, AES always is an active partner with significant management responsibility and representation on the board, and usually is responsible for directly staffing specific needs of the business. The pro-rata approach used with proportional consolidation paints a more accurate picture of the size and configuration of AES and the relative contributions from each of its businesses. For this reason, in non-SEC matters, including presentations to investors and analysts, AES has used proportional consolidation to describe the minority businesses which are accounted for under the equity method in its GAAP financials.

          In addition, proportional consolidation is consistent with the status of the minority-interest businesses as subsidiary companies of AES. AES owns at least 10 percent of the voting securities of such companies, and as noted above, participates in their management and operation. Therefore, it is appropriate to allocate the revenues and assets of these companies to AES on a pro-rata basis. To do otherwise significantly would underestimate the extent of AES's foreign operations.15

          Although Table 1 includes data for 1996, 1997 and 1998, given AES's phenomenal growth, the 1998 data is by far the most relevant for purposes of comparing the relative size of CILCO and AES. As the description in Item 1, Section B above notes, AES's revenues increased approximately 640 percent between 1990 and 1997, and increased by 71 percent from 1997 to 1998. Unlike a traditional utility company, whose financial results are relatively static over time or who have year-to-year variations (perhaps attributable to weather conditions, or one-time extraordinary changes) that can best be viewed over a

---------------

15 AES also has calculated the percentages set forth in Table 1 in accordance with GAAP. Such calculations are set forth in Exhibit K-5. As explained above, however, use of this GAAP-based data understates the size of AES's worldwide business relative to CILCO, whereas data compiled on a propor tional consolidation basis provides a more accurate comparison of the size of CILCO to the size of the AES/CILCORP merged company.

several-year period, AES has experienced and will continue to experience rapid growth through project development and acquisitions. In fact, in light of its rapid growth, AES was quite a different company at the end of 1998 than it was in 1996 or even 1997. As reflected in Table 1, between the end of 1996 and 1998, AES gross revenues grew 217 percent, from $1.15 billion to $3.64 billion; net operating revenues grew 238 percent, from $891 million to $3.01 billion; operating income grew 173 percent, from $365 million to $997 million; net income grew 149 percent, from $125 million to $311 million; and net assets grew 205 percent, from $3.88 billion to $11.85 billion.16 Therefore, in light of AES's significant growth from the years 1996 through 1998, the financial data for 1996 and 1997 do not provide an accurate picture of the relative size of AES and its current foreign operations. Thus, to avoid a misleading comparison, greatest weight should be given to AES's most recent financial results (1998) in evaluating the relative contribution of CILCO to the holding company.

          Table 1 demonstrates the relative size of AES and the merged AES/CILCORP holding company based on five financial yardsticks. In this instance, because of the differing nature of AES's and CILCO's operations, certain of the financial yardsticks, particularly gross revenues and net income, tend to overstate CILCO's contributions to the merged AES/CILCORP holding company. Thus, as explained below, the Table 1 data comparing net operating revenues, operating income and net assets present the most accurate representation of the relative size of CILCO to the merged AES/CILCORP holding company.

          There are several reasons why a comparison of gross revenues presents a misleading picture of the relative size of AES and CILCO. First, between 30 and 40 percent of CILCO's gross revenues over the past four years were earned from its natural gas business, whereas virtually all of AES's current revenues have been derived from electric generation and distribution. The Commission has recognized the difficulty of making size comparisons between an electric company and a natural gas distribution company based upon gross revenues. Houston Industries, Inc., Rel. No. 35-26744 (1997); NIPSCO, supra. In NIPSCO, the Commission observed that the "[c]omponents of gross revenues are different for electric and gas utilities" and that "pass-through costs" (e.g., purchased gas and fuel for electric generation) constitute a larger part of gross revenues for

---------------

16 Similarly, use of an average of financial information for the years 1996 through 1998 also significantly understates the extent of AES's operations and therefore also proves inadequate. AES's 1998 gross revenues are 52 percent greater than the average of AES's gross revenues for the years 1996 through 1998. AES's 1998 net operating revenues are 54 percent greater than the average of AES's net operating revenues for the years 1996 through 1998; 1998 operating income is 46 percent greater than the three-year average; 1998 net income is 43 percent greater than the three-year average; and 1998 net assets are 51 percent greater than the three-year average.

a gas utility than for an electric utility. The Commission thus concluded that where a predominantly electric system (NIPSCO) acquired an exclusively gas system (Bay State), a reliance on gross revenues comparisons would distort the relative sizes of the merging companies.

          The same considerations apply in this instance. Here AES, almost exclusively an electric company, is acquiring CILCO, a company earning a substantial portion of its gross revenues from gas distribution. Although AES does not, for the most part, have automatic "pass-throughs" of its electric fuel costs in the manner of a domestic regulated electric utility, subtracting AES's electric fuel and purchased gas costs (as well as CILCO's electric fuel and purchased gas costs) from gross revenues reveals the impact of different operating margins of the two companies. In 1998 CILCO had operating revenues of $532.3 million and net income of $41 million -- a margin of 7.6 percent. AES reported revenues of $2.4 billion and net income of $311 million --a margin of approximately 13 percent. Part of this differential also can be explained by the fact that CILCO provides service which is subject to rate regulation (including, inter alia, tariff provisions for electric fuel cost recovery and pass-through of purchased gas costs which provide automatic recoupment from ratepayers), while AES conducts the vast bulk of its business in unregulated, competitive markets.

          A comparison of AES and CILCO net income also may obscure the true scope of CILCO's business vis-a-vis that of AES. Net income is sensitive to differences in capital structure, and AES and CILCO have disparate capital structures driven by differences in their respective business operations. AES uses project financing for much of its investment, and thus has proportionally larger interest expenses than does CILCO.17 Since interest is deducted before calculating net income, comparisons based on net income may result merely from differences in capital structure rather than differences in size or scope of business operations. Such is the case with AES and CILCO, because AES maintains a more highly leveraged capital structure than does CILCO. A more accurate comparison of the scope of CILCO's business vis-a-vis the merged AES holding company is achieved by comparing net operating revenues, operating income and net assets.

---------------

17 For example, comparing the unleveraged net income of CILCO to the unleveraged net income of the AES holding company provides a better understanding of the relative size of the CILCO and AES holding company business operations. (Unleveraged net income is calculated by determining net income on a before-interest expense, after-tax basis.) For example, CILCO would represent 8.26 percent of 1998 total holding company unleveraged net income, compared to 12.54 percent of total holding company net income on a GAAP basis.

          Table 1 shows that in 1998, CILCO's contributions to AES's total net operating revenues, operating income, and net assets were 10.35, 8.54 and 7.78 percent, respectively. In fact, as noted above, AES expects CILCO's contributions to AES's gross revenues, net operating revenues, operating income, net income and net assets to trend down to below 10 percent within five years. The results of the analysis demonstrate that CILCO will not make a contribution to AES's total operations that is sufficiently appreciable so as to be deemed "material" within the Commission's understanding of materiality under Section 3(a). In NIPSCO, for example, the Commission recently determined that a utility's contributions to net operating revenues of 10.8 percent to 11.2 percent and to operating income of 7.1 percent to 8.7 percent would not be considered material in the context of Section 3(a)(1).

          In making such determination, the Commission noted that Section 3(a)(1) "has no specific numerical tests to guide a finding that a public-utility subsidiary is material" and that the Commission has not "embraced any numerical bright-line test of materiality under section 3(a)(1)." See NIPSCO, slip op. at 34-35. Instead, the Commission noted that "factors other than mere percentages must be taken into consideration in determining the application of the materiality standard of section 3(a)(1)" and noted the Division of Investment Management's recommendation (set forth in its 1995 study, supra) that the Commission "adopt a more flexible standard for exemptions under section 3(a) that would consider the facts and circumstances of each situation and take into account the ability of the affected state regulators to adequately protect the interests of utility consumers." Id. See also Atlanta Gas Light Company, Rel. No. 35-26482 (1996)(granting Section 3(a)(1) exemption to holding company with an out-of-state subsidiary representing over 6 percent of the holding company's consolidated operating revenues and total net assets).18

          B.   SIZE OF CILCO OPERATIONS

          In Gaz Metropolitain, the Commission stated that the standard under which a foreign holding company system could be exempted under Section 3(a)(5) included, in addition to an inquiry into materiality, an assessment of whether U.S. utility operations were "small in size."19 This concern about size under
Section 3(a)(5) was articulated in Cities Service Company, where the Commission stated, based on the legislative history of the Act, that the size standard was established in order to prevent abuse of the Section 3(a)(5) exemption by holding companies that had very large, nonutility domestic businesses. The Commission emphasized that the fact that a holding company's domestic utility

---------------

18   Although Section 3(a)(1) sets forth a different standard for exemption than
     Section 3(a)(5), both Section 3(a)(5) and Section 3(a)(1) incorporate the concept of "materiality." The Act does not suggest that the term would have different meanings in the two sections. Thus, the Commission's analysis of materiality in the Section 3(a)(1) context does provide insight into the concept of materiality in the Section 3(a)(5) context.

19   58 SEC Docket 189 at 193 (1994) (quoting Electric Bond and Share).

income is not material to its total income is irrelevant if the holding company is so large that domestic utility activity is still large in an absolute sense. 8 SEC 318, 334-335 (1940). The merged AES/CILCORP holding company will satisfy both the "small in size" standard and the policy concern underlying the standard. CILCO's U.S. utility operations clearly are "small in size," both in terms of prior Commission precedent and as compared to other state regional and U.S. utilities today. Moreover, AES has significant foreign operations, and its existing domestic activity consists of owning and operating EWG and QF facilities, and engaging in energy marketing.

          The context of this transaction is sharply different from that which confronted the Commission in Electric Bond and Share and Cities Service. In those cases, the applicants seeking exemption under Section 3(a)(5) were companies with little or no foreign business of any sort, and with very large domestic non-utility businesses. As the Commission pointed out, granting a
Section 3(a)(5) exemption under such circumstances would necessarily mean that the exemption "[w]ould not be contingent on the existence in the system of foreign operations and an exemption would be afforded even where the holding company system has no foreign interest, a result obviously not intended by Congress." Electric Bond and Share, 1952 WL 1058 at 19. In denying exemptions to Electric Bond and Share and Cities Service, the Commission also expressed its concern that Section 3(a)(5) not be used as an exemption for large U.S. non-utility enterprises that could not qualify for exemption under Section 3(a)(3).

          Unlike either Electric Bond and Share or Cities Service, AES has very significant foreign electric generation and distribution operations and is without question a global provider of electric services. AES has electric generation and/or distribution operations in 16 countries. AES owns and/or operates (entirely or in part) 20,017 MW of generating capacity located outside of the United States.20 As demonstrated on Exhibit K-23, this foreign generation capacity constitutes a significant portion of AES's total generating capacity. In addition, AES owns partial interests (both majority and minority) in ten companies located outside of the United States that sell electricity directly to commercial, industrial, governmental, and residential customers; and expects to close soon on the acquisition of 50 percent of the shares of an eleventh electric distribution company. These eleven companies serve a total of approximately 13.6 million foreign customers with sales of approximately 107,000 gigawatt-hours. On a net equity basis, AES's ownership in these companies will represent approximately 3.6 million foreign customers and foreign sales exceeding 28,000 gigawatt-hours. Pending increases in AES's ownership in two Brazilian distribution companies this year will increase the company's net equity share to approximately 3.7 million foreign customers and foreign sales of approximately 29,000 gigawatt-hours by year-end 1999. As demonstrated on Exhibit K-23, in 1998, 100 percent of the distribution company customers served by AES were located outside of the United States and 100 percent of the gigawatt-hours

----------------

20   11,194 MW on a net equity basis.

provided by such companies were provided outside of the United States.21 Companies in which AES has an ownership interest supply approximately half of the electricity in Northern Ireland, 40 percent of the electricity in Panama, 30 percent of the electricity in the Dominican Republic, 19 percent of the electricity in Hungary, 18 percent of the electricity in Kazakhstan, and 10 percent of the electricity in Pakistan. Moreover, as illustrated on Exhibit K-1, 96 percent of AES employees are located outside of the United States, and only 6 percent of AES employees speak English as a first language.

          Furthermore, as demonstrated in Exhibits K-19 through K-22, AES's foreign operations contribute significantly to AES's gross revenues, net operating revenues, operating income, and assets. For example, in 1998, on a proportional consolidation basis, AES's foreign operations contributed 83 percent of AES's gross revenues, 84 percent of AES's net operating revenues, 70 percent of AES's operating income, and 73 percent of AES's assets. On a total project basis, those percentages increase to 93 percent of gross revenues, 94 percent of net operating revenues, 87 percent of operating income, and 91 percent of assets. As also demonstrated in Exhibits K-19 through K-22, the percentage contribution of AES's foreign operations has increased considerably since 1996. Based on conservative projections of AES growth in 1999 (see footnote 9), AES anticipates that in 1999, AES's foreign operations will contribute, on a proportional consolidation basis, 78 percent of AES's gross revenues, 82 percent of AES's net operating revenues and 64 percent of AES's operating income. On a total project basis, those percentages increase to 92 percent of AES's gross revenues, 94 percent of AES's net operating revenues and 88 percent of AES's net operating income. As AES continues its growth as a global energy company, the percentage of AES's gross revenues, net operating revenues, operating income, and assets resulting from AES's foreign operations in the year 2000 will be greater than the percentages in 1999.

          While AES does have operations within the United States, its domestic businesses are all either QFs or EWGs, which are deemed not to be public utility companies under the Act and which the Commission does not need to regulate to protect the interests of U.S. ratepayers and investors. The Commission Staff has recognized that ownership of QF and EWG interests by foreign utility companies ("FUCOs") should not defeat FUCO status. The Southern Company, 1996 SEC No-Act. LEXIS 496 (No-Action Letter Issued May 10, 1996). Just as QF and EWG investments do not transform a FUCO into a holding company subject to the potential full brunt of jurisdiction under the Act, AES's domestic QF and EWG investments should not prevent AES from qualifying for a Section 3(a)(5) exemption, where its only other current investments are FUCOs and foreign EWGs and its proposed single U.S. regulated utility investment is small in size from any relevant perspective.

---------------

21 The addition of CILCO in 1999 will provide AES its first and only domestic distribution customers and sales: approximately 252,800 customers and sales of approximately 6,152 gigawatt-hours.

          As the facts set forth in this Application demonstrate, AES is a global energy company whose present business, both domestic and foreign, is the "exempt utility" business -- i.e., the business of EWGs, QFs and power marketers in the United States and EWGs and FUCOs outside the United States. As a company engaged in the "exempt utility" business, AES is the type of company for which the 3(a)(5) exemption was designed -- a company whose business and experience is in the utility industry. See The AES Corporation, Rel. No. 35-25539 (May 21,
1992) (granting AES a Section 3(a)(5) application upon AES's acquisition of indirect ownership interests of an electric utility company in Northern Ireland, where AES's existing business was the development, ownership, operation, and maintenance of qualifying facilities in the United States).

          AES's acquisition of CILCORP is a natural outgrowth and consequence of AES's corporate focus, i.e., a natural outgrowth of AES's business of being a global energy provider. For example, AES has extensive business expertise in competitive domestic and foreign energy markets which will enable CILCO to compete more effectively in restructured energy markets. This benefit was recognized by the ICC when it adopted as a finding of fact CILCO's statement that AES's acquisition of CILCORP will provide CILCO with "access to the extensive experience of AES in energy markets around the world" and that "CILCO expects to draw on the experience of AES to improve CILCO's operating efficiency and customer service." See ICC March 10, 1999 order at 5, 9. As such, AES easily can be distinguished from Electric Bond and Share and Cities Service, each non-utility (and non-exempt utility) companies seeking to own large domestic utility companies even though as a non-utility each had, at best, limited experience with the utility industry, domestic or foreign. Granting a Section 3(a)(5) exemption to AES, a global energy provider engaged in the exempt utility business, helps to ensure that the Section 3(a)(5) exemption is granted to those companies for which it was intended, and not to those companies who seek exemption under Section 3(a)(5) as a means of evading the restriction on exemption under Section 3(a)(3). See Electric Bond and Share; Cities Service.

          CILCO's U.S. utility operations are small in size, both in terms of prior Commission precedent and when compared to other regional and U.S. utilities. In denying the Cities Service exemption application, the Commission held that Cities Service and its utility subsidiaries: (i) comprised "one of the most important public utility holding company systems in the United States,"
(ii) "controlled a far-flung utility empire with assets valued at more than $400,000,000," and (iii) had operations that extended to "20 states and Canada with an estimated population in the areas served of approximately 4,500,000." Id. at 336.

          In Electric Bond and Share, Electric Bond and Share Company ("Electric Bond") sought to be relieved of its commitment to dispose of the common stock it held in United Gas Corporation ("United"), its gas utility subsidiary, through exemptions under, inter alia, Section 3(a)(5) of PUHCA. 33 SEC 21 (1952).

Applying the "small in size" standard developed in Cities Service, the Commission held that the gas utility operations of United, a recently acquired subsidiary of Electric Bond, were "very substantial" in magnitude and, therefore, rejected the application. Id. at 43. The Commission focused on the fact that United operated the second largest gas distribution operations in its region, and accounted "for a large and significant part of the natural gas distribution business in the United States." Id. at 43-44. The Commission cited to the following facts in its analysis of the magnitude of United's gas utility operations:

     o United's non-industrial gas distribution operations were "approximately twice as large as those carried on in the entire State of Mississippi, slightly greater than those in the State of Louisiana, and about 25 percent of those in the State of Texas. With one exception, there [was] no company whose residential and commercial gas distribution operations in the three (3) state area [were] as large as those of United."

     o Within the three-state region in which it operated, United served "approximately 21.1 percent of all residential and commercial customers, with approximately 18.2 percent of all the residential and commercial gas consumed and accounted for approximately 19.2 percent of the total gross residential and commercial gas revenues."

     o United's gas distribution operations were large in relation to other gas distributors in the United States.

          The absolute size of CILCO's utility business clearly is smaller when compared to modern utility companies than the utility businesses of Electric Bond and Cities Service in their day. Electric Bond's gas operations were in three states - Texas, Louisiana and Mississippi - in which Electric Bond served
21.2 percent of all customers, provided 18.2 percent of all gas consumed and accounted for 19.2 percent of total gas reserves. CILCO, on the other hand, operates only in one state, in which it only serves 5.4 percent of all gas utility customers, accounts for only 5.9 percent of all gas utility assets and accounts for only 5.8 percent of total gas revenues (see Exhibit K-15). In Gaz Metropolitain, on the other hand, the Commission granted a Section 3(a)(5) exemption to Gaz Metropolitain, whose domestic utility subsidiary, Vermont Gas Systems, Inc., had a state-wide franchise to sell natural gas at retail and appeared at that time to deliver nearly all of the natural gas sold at retail in Vermont. In addition, there are four gas companies larger than CILCO in the state of Illinois (see Exhibit K-15), while only one gas company was larger than Electric Bond in its three-state service area. Cities Service, in sharp contrast to CILCO, had operations in 19 states, compared to CILCO's single-state operations. It also should be noted that an analysis of the size of CILCO's utility activities should reflect the realities of today's public utility markets. Since the time of Cities Service and Electric Bond, utility operations have become larger enterprises commensurate with growth in population and number of utility customers, as well as increased electricity and gas consumption per utility customer. Recently, the size of public utility companies has grown and will continue to grow in the wake of consolidations undertaken in response to increased competition and restructuring initiatives.

          It is clear from the case law, in particular Electric Bond and Share, that the Commission is concerned with the size of the holding company's U.S. utility operations as compared to state, regional and national competitors. CILCO's utility operations are small in size relative to other utilities, whether on a state, regional22, or national basis. The data establishes that the activities of CILCO, in terms of electric and gas utility activities considered separately and in terms of combined utility activity, are small in scale.

          Exhibit K-14 compares CILCO's electric utility activities to other Illinois electric utilities in terms of assets, revenues and customers. According to all three measures, CILCO's electric utility business accounts for:

          o    2.8 percent of Illinois' electric utility revenues;
          o    2.7 percent of Illinois' electric utility assets, and
          o    3.4 percent of Illinois' electric utility customers.

Only 2.0 percent of Illinois' electric utility revenues are earned by electric utility companies with fewer revenues than CILCO; only 0.8 percent of Illinois' electric utility assets are owned by electric utility companies with fewer assets than CILCO; and only 0.1 percent of Illinois' electric utility customers are served by electric utilities with fewer customers than CILCO.

          Exhibit K-15 compares CILCO's gas utility activities to other Illinois state gas utilities in terms of assets, revenues and customers. According to all three measures, CILCO's gas utility business accounts for:

          o    5.8 percent of Illinois' gas utility revenues;
          o    5.9 percent of Illinois' gas utility assets, and
          o    5.4 percent of Illinois' gas utility customers.

Only 0.3 percent of Illinois' gas utility revenues are earned by gas utility companies with fewer revenues than CILCO; only 0.2 percent of Illinois' gas utility assets are owned by gas utility companies with fewer assets than CILCO; and only 0.4 percent of Illinois' gas utility customers are served by gas utilities with fewer customers than CILCO.

---------------

22 The Region is defined as the State of Illinois and the five states bordering Illinois - Indiana, Kentucky, Missouri, Iowa, and Wisconsin.

          Exhibit K-16 compares CILCO's total utility activities to all other Illinois utilities (electric, gas and combination electric and gas), again in terms of assets, revenues and customers. According to all three measures, CILCO's combined electric and gas utility business accounts for:

          o    3.5 percent of Illinois' utility revenues;
          o    3.0 percent of Illinois' utility assets, and
          o    4.2 percent of Illinois' utility customers.

Only 2.6 percent of Illinois' total utility revenues are earned by utility companies with fewer revenues than CILCO; only 1.5 percent of Illinois' total utility assets are owned by utility companies with fewer assets than CILCO; and only 0.1 percent of Illinois' total utility customers are served by utilities with fewer customers than CILCO.

          Exhibit K-6 compares CILCO's electric utility activities to other regional electric utilities in terms of assets, revenues and customers. According to all three measures, CILCO's electric utility business accounts for:

          o    0.9 percent of the Region's electric utility revenues,
          o    1.0 percent of the Region's electric utility assets, and
          o    1.1 percent of the Regions's electric utility customers.

Only 3 percent of the Region's electric utility revenues are earned by electric utility companies with fewer revenues than CILCO; only 3.5 percent of the Region's electric utility assets are owned by electric utility companies with fewer assets than CILCO; and only 3.5 percent of the Region's electric utility customers are served by electric utilities with fewer customers than CILCO.

          Exhibit K-7 compares CILCO's gas utility activities to other regional gas utilities, also in terms of assets, revenues and customers. According to all three measures, CILCO's gas utility business accounts for:

          o    1.7 percent of the Region's gas utility revenue,
          o    1.9 percent of the Region's gas utility assets, and
          o    1.5 percent of the Region's gas utility customers.

Only 4.4 percent of the Region's gas utility revenues are earned by gas utility companies with fewer revenues than CILCO; only 5.7 percent of the Region's gas utility assets are owned by gas utility companies with fewer assets than CILCO; and only 2.9 percent of the Region's gas utility customers are served by gas utilities with fewer customers than CILCO.

          Exhibit K-8 compares CILCO's combined electric and gas utility activities to other regional combination electric and gas utilities, again in terms of revenues, assets and customers. According to all three measures, CILCO's combined electric and gas utility business accounts for:

          o 2.5 percent of the Region's combination electric and gas utility revenue,
          o 2.5 percent of the Region's combination electric and gas utility assets, and
          o 2.9 percent of the Region's combination electric and gas utility customers.

Only 5.6 percent of the Region's combination electric and gas utility revenues are earned by combination electric and gas utility companies with fewer revenues than CILCO; only 5.5 percent of the Region's combination electric and gas utility assets are owned by combination electric and gas utility companies with fewer assets than CILCO; and only 5 percent of the Region's combination electric and gas utility customers are served by combination electric and gas utilities with fewer customers than CILCO.

          Exhibit K-9 compares CILCO's total utility activities to all other regional utilities (electric, gas and combination electric and gas), again in terms of revenues, assets and customers. According to all three measures, CILCO's combined electric and gas utility business accounts for:

          o    1.1 percent of the Region's utility revenues,
          o    1.2 percent of the Region's utility assets, and
          o    1.3 percent of the Region's utility customers.

Only 8.8 percent of the Region's total utility revenues are earned by utility companies with fewer revenues than CILCO; only 8.4 percent of the Region's utility assets are owned by utility companies with fewer assets than CILCO; and only 3.9 percent of the Region's utility customers are served by utilities with fewer customers than CILCO.

          The Exhibits described above clearly indicate that CILCO's utility operations are small in size, particularly when compared to other utilities in the state and the Region. Comparing the size of CILCO's utility operations to all United States utilities, again in terms of revenues, assets and customers, makes it even clearer that CILCO's utility operations are small in size.

          Exhibit K-10 compares CILCO's electric utility activities to all other United States electric utilities in terms of assets, revenues and customers. According to all three measures, CILCO's electric utility business accounts for:

          o    0.2 percent of U.S. electric utility revenues,
          o    0.2 percent of U.S. electric utility assets, and
          o    0.2 percent of U.S. electric utility customers.

Only 1.6 percent of U.S. electric utility revenues are earned by electric utility companies with fewer revenues than CILCO; only 2.2 percent of United

States electric utility assets are owned by electric utility companies with fewer assets than CILCO; and only 1.9 percent of United States electric utility customers are served by electric utilities with fewer customers than CILCO.

          Exhibit K-11 compares CILCO's gas utility activities to all United States gas utilities, also in terms of assets, revenues and customers. According to all three measures, CILCO's gas utility business accounts for:

          o    0.5 percent of U.S. gas utility revenue,
          o    0.5 percent of U.S. gas utility assets, and
          o    0.4 percent of U.S. gas utility customers.

Only 7.3 percent of U.S. gas utility revenues are earned by gas utility companies with fewer revenues than CILCO; only 8.5 percent of U.S. gas utility assets are owned by gas utility companies with fewer assets than CILCO; and only 6 percent of U.S. gas utility customers are served by gas utilities with fewer customers than CILCO.

          Exhibit K-12 compares CILCO's combined electric and gas utility activities to all U.S. combination electric and gas utilities, again in terms of revenues, assets and customers. According to all three measures, CILCO's combined electric and gas utility business accounts for:

          o    0.7 percent of U.S. combination electric and gas utility revenue,
          o 0.7 percent of U.S. combination electric and gas utility assets, and
          o 0.7 percent of U.S. combination electric and gas utility customers.

Only 2.8 percent of U.S. combination electric and gas utility revenues are earned by combination electric and gas utility companies with fewer revenues than CILCO; only 3.2 percent of U.S. combination electric and gas utility assets are owned by combination electric and gas utility companies with fewer assets than CILCO; and only 3.9 percent of U.S. combination electric and gas utility customers are served by combination electric and gas utilities with fewer customers than CILCO.

          Exhibit K-13 compares CILCO's total utility activities to all other U.S. utilities (electric, gas and combination electric and gas), again in terms of revenues, assets and customers. According to all three measures, CILCO's combined electric and gas utility business accounts for:

          o    0.2 percent of U.S. utility revenues,
          o    0.2 percent of U.S. utility assets, and
          o    0.3 percent of U.S. utility customers.

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
Only 6.1 percent of U.S. utility revenues are earned by utility companies with fewer revenues than CILCO; only 6.3 percent of U.S. utility assets are owned by utility companies with fewer assets than CILCO; and only 7.6 percent of U.S. utility customers are served by utilities with fewer customers than CILCO.

          It is clear from the data described above that the utility activities of CILCO, in terms of combined utility activity and in terms of electric and gas utility activities considered separately, whether on a state, regional or national basis, are small in scale.

     C.   PUBLIC INTEREST

          Under the "unless and except" clause of Section 3(a), the Commission has the authority to deny a request for exemption if it were to determine that granting the exemption would be "detrimental to the public interest or the interest of investors or consumers." No such concerns, however, are presented with respect to this Transaction and request for exemption. The Transaction will result in a holding company which will be well-equipped to respond effectively to the changing nature of the electric and gas industries, thus promoting the interests of both investors and ratepayers.

          The Transaction is subject to approval by the FERC and the ICC. As explained earlier, the ICC approved the Transaction with respect to CILCO's gas operations. After noting that AES "is a global energy company that operates electric generation facilities in the United States and in foreign countries ... [and] also owns foreign electric distribution businesses, mostly in South America, and a small amount of gas distribution in foreign countries ...[and] does not own or operate any regulated utilities in the United States," the ICC found that AES's acquisition of CILCORP would not adversely affect CILCO's ability to perform its duties under the Illinois Public Utilities Act with respect to its gas operations. Specifically, the ICC found that:

          o AES's acquisition of CILCORP will not diminish CILCO's ability to provide adequate, reliable, efficient, safe and least-cost gas public utility service;

          o AES's acquisition of CILCORP will not result in the unjustified subsidization of non-utility activities by CILCO or its customers with respect to CILCO's gas operations;

          o costs and facilities are fairly and reasonably allocated between utility and non-utility activities in such a manner that the Commission may identify those costs and facilities which are properly included by CILCO for ratemaking purposes for its gas utility operations;

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
          o AES's acquisition of CILCORP will not significantly impair CILCO's ability to raise necessary capital on reasonable terms or to maintain a reasonable capital structure with respect to its gas utility operations;

          o CILCO will remain subject to all applicable laws, regulations, rules, decisions and policies governing the regulation of Illinois public utilities with respect to CILCO's gas utility operations:

          o AES's acquisition of CILCORP is not likely to have a significant adverse effect on competition in the Illinois gas utility markets over which the Commission has jurisdiction; and

          o AES's acquisition of CILCORP is not likely to result in any adverse rate impacts on retail gas customers of CILCO.

See March 10, 1999 ICC Order at 9-10 (see Exhibit K-17). Although the ICC's jurisdictional focus was limited to the transfer of CILCO's gas operations, most of its findings (for example, the Transaction's impact on capital structure and affiliate transactions) are applicable to CILCO as a whole, including its electric operations. In addition, in a letter issued to the Commission pursuant to Section 33(a)(2), the ICC acknowledged that AES "currently holds, and intends to continue to hold and acquire, ownership interest in electric and natural gas facilities in one or more foreign countries." The ICC then certified to the Commission that it has "the authority and resources to protect Illinois consumers in accordance with the Illinois statutes ... and intends to exercise such authority."

          After AES's acquisition of CILCORP, CILCO's operations will continue to be subject to regulation by the FERC and the ICC, both of whom regulate utility transactions with affiliates. With respect to the ICC, the Illinois Public Utilities Act specifically grants the ICC jurisdiction over affiliate transactions with electric and gas public utilities, "to the extent of access to all accounts and records of such affiliated interest relating to such transactions, including access to accounts and records of joint and general expenses with the electric or gas public utility any portion of which is related to such transactions; and to the extent of authority to require such reports with respect to such transactions to be submitted by such affiliated interests, as the [ICC] may prescribe". Illinois Public Utilities Act, Section 7-101(2)(ii). Thus, the Commission has broad authority to access the books and records of any member of the AES corporate family, wherever located, if such AES entity engages in transactions with CILCO or if any costs associated with such entity are allocated to CILCO.

          In addition, the ICC recently adopted rules and regulations governing the relationship between electric utilities and their affiliates. See 83

Illinois Administrative Code Part 450. Pursuant to such rules, transactions between electric utilities and their affiliates are prohibited from subsidizing the affiliate. To that end, transfers of goods and services between electric utilities and their affiliates must be approved by the ICC (unless approval has been waived by statute or ICC rule). In addition, the ICC has access to the electric utility's books and records regarding affiliate transactions and electric utilities must conduct biennial internal audits regarding affiliate transactions, which provide assurance that non-utility activities are not subsidized by the electric utility or its customers.


ITEM 4.   REGULATORY APPROVAL

          The Merger Agreement is subject to the approval of CILCORP's shareholders and was approved by CILCORP's shareholders at a special meeting held May 20, 1999. The Merger also is subject to approval by the FERC. An application for such approval was filed with the FERC on February 19, 1999. See Exhibit D-2. The Merger also is subject to the notification and reporting requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"). On February 22, 1999, the Federal Trade Commission granted early termination of the HSR Act waiting period. In addition, as noted above, all necessary State approvals for the transaction have been received. The ICC has approved the Transaction with respect to the transfer of CILCO's gas operations. See Exhibit K-17. The ICC also has issued a certification in accordance with the requirements of Section 33(a)(2) of the Act. See Exhibit K-18.


ITEM 5.   PROCEDURE

          AES respectfully requests that the Commission issue its order granting and permitting the requested exemption as soon as practicable, but in any event not later than July 6, 1999.

                  It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between issuance of the Commission's order and the date on which it is to become effective.

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
ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

     A.   EXHIBITS

Exhibits attached to this Amendment No. 1 supplement and, where applicable, replace the exhibits previously filed in this proceeding.

A-1       Articles of Incorporation of AES
A-2       By-Laws of AES
A-3       Articles of Incorporation of CILCORP
A-4       By-Laws of CILCORP
A-5       Articles of Incorporation of Midwest Energy, Inc.
A-6       By-Laws of Midwest Energy, Inc.

B-1       Agreement and Plan of Merger (Exhibit A to Exhibit D-2 hereto)

C-1 Definitive Proxy Statement relating to the special meeting of shareholders of CILCORP, Inc. to approve the merger with Midwest Energy, Inc. (File No. 1-8946, filed on March 24, 1999, and incorporated herein by reference)

D-1 Petition to the Illinois Commerce Commission, filed on December 11, 1998, together with testimony and exhibits (Exhibit F to Exhibit D-2 hereto)
D-2 Application to FERC, filed on February 19, 1999, together with testimony and exhibits

E-1       AES organization chart (to be filed by amendment)
E-2       CILCORP organization chart (to be filed by amendment)
E-3 Combined company organization chart after the Transaction (to be filed by amendment)

F-1       Opinion of Counsel (to be filed by amendment)
F-2 Past Tense Opinion of Counsel (to be filed by amendment with Rule 24 certificate)

G-1 AES's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (File No. 1-12291, filed March 30, 1998, and incorporated herein by reference)
G-2 AES' Quarterly Report on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998 (File No. 1-12291 and
          incorporated herein by reference)
G-3 CILCORP's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (File No. 1-8946, filed March 18, 1998, and incorporated herein by reference)
G-4 CILCORP's Quarterly Report on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998 (File No. 1-8946 and
          incorporated herein by reference)

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
G-5 AES's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (File No. 1-12291, filed March 30, 1999, and incorporated herein by reference)
G-6 CILCORP's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (File No. 1-8946, filed March 26, 1999, and incorporated herein by reference)

H-1       Proposed Form of Notice

K-1       AES Employees
K-2       AES Subsidiaries
K-3       Generating Plants in Operation
K-4       Global Map of Generating Plants and Distribution Companies
K-5       CILCO Contributions To AES Consolidated Holding Company (GAAP Basis)
K-6       Market Shares for Electric Companies in Illinois and Bordering States
K-7       Market Shares for Gas Companies in Illinois and Bordering States
K-8 Market Shares for Combined Gas and Electric Companies in Illinois and Bordering States
K-9       Market Shares for Utilities in Illinois and Bordering States
K-10      Market Shares for Electric Companies in the U.S.
K-11      Market Shares for Gas Companies in the U.S.
K-12      Market Shares for Combined Gas and Electric Companies in the U.S.
K-13      Market Shares for Utility Companies in the U.S.
K-14      Market Shares for Electric Companies in Illinois
K-15      Market Shares for Gas Companies in Illinois
K-16      Market Shares for Utilities in Illinois
K-17 Order Issued by the Illinois Commerce Commission pursuant to petition filed by CILCO (March 10, 1999)
K-18 Letter from Richard L. Mathias, Chairman of the Illinois Commerce Commission to the Securities and Exchange Commission (March 10, 1999)
K-19      AES Foreign Breakout: Gross Revenues
K-20      AES Foreign Breakout: Net Operating Revenues
K-21      AES Foreign Breakout: Operating Income
K-22      AES Foreign Breakout: Assets
K-23      AES Foreign Breakout for Generation, Power Plants and Distribution


         B.       FINANCIAL STATEMENTS

FS-1 AES Consolidated Balance Sheet as of December 31, 1997 (previously filed with the Commission in AES's Annual Report on Form 10K for the year ended December 31, 1997 (Exhibit G-1 hereto), filed March 30, 1998, File No. 1- 12291, and incorporated herein by reference)
FS-2 AES Consolidated Balance Sheet as of September 30, 1998 (previously filed with the Commission in AES's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (Exhibit G-2 hereto), filed November 16, 1998, File No. 1-12291, and incorporated herein by reference)

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
FS-3 AES Consolidated Statement of Income for the 12 months ended December 31, 1997 (previously filed with the Commission in AES's Annual Report on Form 10K for the year ended December 31, 1997 (Exhibit G-1 hereto), filed March 30, 1998, File No. 1-12291, and incorporated herein by reference)
FS-4 AES Consolidated Statement of Income for the 9 months ended September 30, 1998 (previously filed with the Commission in AES's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (Exhibit G-2 hereto), filed November 16, 1998, File No. 1-12291, and incorporated herein by reference)
FS-5 CILCORP Consolidated Balance Sheet as of December 31, 1997 (previously filed with the Commission in CILCORP's Annual Report on Form 10K for the year ended December 31, 1997 (Exhibit G-3 hereto), filed March 18, 1998, File No. 1-8946, and incorporated herein by reference)
FS-6 CILCORP Consolidated Balance Sheet as of September 30, 1998 (previously filed with the Commission in CILCORP's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (Exhibit G-4 hereto), filed November 10, 1998, File No. 1-8946, and incorporated herein by reference)
FS-7 CILCORP Consolidated Statement of Income for the 12 months ended December 31, 1997 (previously filed with the Commission in CILCORP's Annual Report on Form 10K for the year ended December 31, 1997 (Exhibit G-3 hereto), filed March 18, 1998, File No. 1-8946, and incorporated herein by reference)
FS-8 CILCORP Consolidated Statement of Income for the 9 months ended September 30, 1998 (previously filed with the Commission in CILCORP's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (Exhibit G-4 hereto), filed November 10, 1998, File No. 1-8946, and incorporated herein by reference)
FS-9 AES Consolidated Balance Sheet as of December 31, 1998 (previously filed with the Commission in AES's Annual Report on Form 10K for the year ended December 31, 1998 (Exhibit G-5 hereto), filed March 30, 1999, File No. 1- 12291, and incorporated herein by reference)
FS-10 AES Consolidated Statement of Income for the 12 months ended December 31, 1998 (previously filed with the Commission in AES's Annual Report on Form 10K for the year ended December 31, 1998 (Exhibit G-5 hereto), filed March 30, 1999, File No. 1-12291, and incorporated herein by reference)
FS-11 CILCORP Consolidated Balance Sheet as of December 31, 1998 (previously filed with the Commission in CILCORP's Annual Report on Form 10K for the year ended December 31, 1998 (Exhibit G-6 hereto), filed March 26, 1999, File No. 1-8946, and incorporated herein by reference)
FS-12 CILCORP Consolidated Statement of Income for the 12 months ended December 31, 1998 (previously filed with the Commission in CILCORP's Annual Report on Form 10K for the year ended December 31, 1998 (Exhibit G-6 hereto), filed March 26, 1999, File No. 1-8946, and incorporated herein by reference)

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
                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

                                      The AES Corporation



                                      By:  /s/ William R. Luraschi
                                           -----------------------------------
                                           Name:   William R. Luraschi
                                           Title:  General Counsel and Secretary


Date:  June 8, 1999

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